Webinar: SEC Gives Nod to Spot-Structure Bitcoin ETFs: Insights from Industry Experts
Jan 11 12pm ET

Sandy Kaul
Hello, everyone, I'm super excited to have with me today, Ric Edelman. Ric is by far the most famous advisor, I think, in the country. He has built the biggest RIA practice. He's probably the most well-known and successful advisor, and he has really been focused for so long now on crypto education. Ric, is this as exciting a moment for you as it is for me?

Ric Edelman
It really is, Sandy and great to be with you as always. This has been widely considered the holy grail of crypto. We've been trying to get the SEC to allow Bitcoin ETFs onto the market for now ten years. So, it's been a long time coming and we all understand why we've been excited about this.

ETFs are the most popular investment platform in the country and Bitcoin and crypto are highly intriguing and have great interest among investors and advisors everywhere. And so putting these two together finally is like chocolate and peanut butter. And so we're really excited to finally see it happen.

Sandy
As a Reese's Peanut Butter Cups fan, I love that combo. I really feel like this is an important moment to take a step back and think about for many people, because I know you and I are enthusiasts, but many people still are not really fully understanding or seeing the opportunity here.

And I know that for me and for Franklin, this has been something we've been looking at for a number of years. And our journey really started with thinking about the opportunities to really find efficiencies and savings with blockchain, which was the technology that was introduced along with Bitcoin. And from there we really started to understand these networks provide new protocols, just like HTTP is a protocol or w w w when you go on to the World Wide Web, they use protocols so that everyone can have access to the same communication platform.

These networks, like Bitcoin, are protocols that allow everyone to have access to the assets that are being offered through these platforms and networks. And that was really eye opening to me, right? We're used to thinking of networks as something that is owned by a specific entity, but what we're seeing is a whole new class of networks that are decentralized and they're open to whoever wants to use them.

And that does represent a new way of thinking about technology and growth. Is that how you started to get excited about the space? We started by thinking about efficiencies and got very excited about growth and new opportunities and innovation. Was that your pathway?

Ric
It really was Sandy and it's really fascinating. I've been involved in the crypto space since 2012 and way back then it was all about Bitcoin and it didn't take very long, as you noted, for the

excitement to shift from Bitcoin to blockchain, because blockchain is the underlying technology that allows Bitcoin to exist. And we began to realize that this is really so much more than a single digital coin. What really astonishes me more than anything else, though, Sandy, is not merely this metamorphosis of technological innovation. It's the fact that so few financial services companies over the past decade have been engaged in this. Most of the companies that have been doing this are crypto native. These are the so-called crypto bros, the folks who have been following Satoshi Nakamoto's lifeline, figuring out how to make all this happen.

What we've obviously seen, all of us, is that most of Wall Street has not been involved, and that's why I've been so excited and frankly impressed about Franklin Templeton's engagement. You're one of the earliest firms on Wall Street to be dealing with blockchain technology. You're one of the earliest to recognize the incredible opportunities that this represents, not only from a technological perspective of being able to operate better, faster, cheaper, safer, but the product innovation that can come along with this.

And that's why I'm happy to be with you today, because Franklin Templeton has clearly established itself as one of the leaders on Wall Street and the financial services community dealing with blockchain technology and the investment opportunities that it brings.

Sandy

It's so true. I mean, I chose to come to Franklin because of the innovation that they were doing in this digital space. And frankly, people think of it as an old-fashioned firm, but it actually has a very long history of innovation. And in this space in particular, we are already very engaged. We're both building new types of technology to be able to tokenize and offer tokenized investments. And we are investing in building out our research capabilities, our ability to do selection of different coins and tokens, our ability to analyze the tokenomics in addition to the fundamentals of these new capabilities.

And we're really thinking about how to bring this growth opportunity into client portfolios, which is why we have filed for and why we will be launching a Bitcoin ETF. And that really is our focus for today's discussion. And I want to get your view on this because I think that the ETF structure, as you started when we began in talking about the opportunity here, the ETF structure is something that advisors and I think everyday investors are very comfortable with and understand well.

But now they have an opportunity to access a space that many of them are not comfortable with and don't understand. What do you think that means? Like what is the longer-term implication of now using a familiar wrapper to get into a marketplace that still might be a little intimidating to people?

Ric

It's certainly understandable that crypto is an intimidating marketplace. It's brand new, it is different. It is unlike any other asset class any of us have ever experienced. Let's face it, crypto is the first new asset class in 170 years. The last time we had a new asset class was the discovery of oil in the 1850s. So, you know, it's hard to for us to fathom this. But prior to the discovery of oil, we were using whale oil to light our candles. And then along comes the

discovery of oil and look how it's changed the world. That's kind of where we're at with Internet technology, how revolutionary this is and blockchain technology related to that. So this is a big deal, but it's also scary. It's uncertain, it's unfamiliar. And it's easily understandable how advisors and investors are hesitant to engage in something because, you know, if you don't understand it, you shouldn't be doing it.

That makes perfect sense. And when you add on the incredible complexity of crypto because it operates differently from stocks and bonds and real estate and oil and gold and all the investments we're familiar with, it's easy to get overwhelmed by the technological technobabble, all the slang and jargon that comes along with this staking and mining and airdrops and forks and private keys and digital wallets.

I mean, it's easy for your head to explode and it's and therefore easy for advisors to just say, forget about it or for investors to say, I'll worry about it later. But along comes finally, after a decade of trying, along comes an ETF. And as we've acknowledged, ETFs are incredibly popular for all the right reasons. We don't have to espouse here why ETFs are so popular among advisors and investors.

It's just a convenient and easy way for investors to own a diversified portfolio. Now we have for the very first time a spot Bitcoin ETF, so we can take all the complexity of crypto and set it aside just like we set aside the complexity of commodities and the complexity of the energy sector and the complexity of foreign investing. ETFs make it simple and easy, so that you can just add this asset to your diversified portfolio in a manner that is highly familiar. You don't have to buy a new tech stack in your practice. You don't have to retrain your staff into using it. You don't have to reculturalize your clients. Everybody gets it. It's just another ETF with just another asset that adds to the diversification of the portfolio. Simple, easy. Check the box. What could be better?

Sandy
You know, I think those are all fantastic points. And I think that there's also this appeal of really being able to talk about something new, right? Talk about something innovative with clients, particularly younger clients. We did a report recently and have studied some of the demographics, and investors under the age of 43 were very interested in digital assets more so than stocks or bonds. And oftentimes they have been giving the money that they are investing in the marketplace to platforms that don't think about a well-diversified portfolio and don't think about a well risk managed portfolio like an investment advisor would do or a wealth advisor would do. And therefore that money is not moving into the channels of the advisors that will do the best job in really helping to educate and protect and foster the growth of these investors' overall financial health. So I think this is a great opportunity to really start to bring Gen Z and the Millennials and even the Gen Alpha people who are starting to have money to invest into our traditional wealth management model where we really have put the consumer at the center of thinking about what works for them in the long term.

Ric
Yeah, let me highlight the really two reasons that I'm so excited about this. The first is for the benefit of the client, the end investor, because at the end of the day, that's all that really

matters, what's best for them. And we all know as investment advisors how to manage money. You know, we've gotten really good at it over the past 40 years.

I entered this field back in 1986 and back then it was a bit of a Wild West environment. Every advisor was doing their own thing in a very different way. I've been working with Franklin Templeton throughout my entire career. But back then it was really difficult to find two advisors doing the same thing in the same way because everybody was doing their own thing. But over the past 40 years, we've learned a lot. We now understand modern portfolio theory in the efficient frontier. We understand the sharp ratio, the sortino ratio, max drawdown, standard deviation. We understand how to build client portfolios in a way that has an ideal approach to the risk reward ratio. We understand the proper way to construct a portfolio for a long-term basis, and it's all resolving itself on diversification. And so the best thing for clients is to be as diversified as you can with a long term focus.

So you want to add as many different assets as you can to your portfolio. And here we come along with Bitcoin, the newest and most different of all assets. So, it's a wonderful addition to a diversified portfolio. If you believe in modern portfolio theory and the efficient frontier and the risk reward ratio. So, it makes a lot of sense from the client's perspective. And I think that's the first place to start.

Sandy

And I think then, you know, you had mentioned in the beginning that for many years the main participants in this space have been these crypto native companies. And many of these companies don't come from a well-regulated background. They don't come from a history of having really engaged with regulators over many different market conditions over many years. And now we're starting to see other firms and Franklin Templeton, who have that real trust of the advisor community enter this space. But even as we see this right, not every firm that's looking to offer these spot Bitcoin ETFs have been really doing the research and getting engaged in understanding this new crypto ecosystem to the degree that Franklin Templeton has. I know this because I'm co-chairing the CFTC Subcommittee on Digital Assets, and I see where other firms are in terms of their journey. And it's a great journey and I'm excited that everyone is on it. But I do think that Franklin Templeton has been toward the forefront of this. We really are engaged in these networks. We really are understanding how they operate day to day, for Bitcoin this is something that we have been looking at and creating research on for some time now. But this is something that I think many firms do not have the same depth of expertise in that Franklin has. Do you see this as opening up more firms moving in this direction? And do you agree that Franklin might be more towards the forefront of this?

Ric

So let me elaborate on that for you, because you're raising a really important point. You know, we've seen over a dozen companies offer applications to the SEC asking to launch a spot Bitcoin ETF. And now we're going to see a lot more jump into the game now that the game is afoot.

You've been in the space for years. You're one of the innovators in this space. You were the first to create a blockchain based fund. You have more along the way. You're deep into tokenization. You understand this technology. You've got dozens and dozens of employees at

Franklin Templeton focused exclusively on crypto and blockchain technology. The fact that Franklin recruited you, Sandy, one of the leaders in the crypto space in the financial services industry, speaks volumes to Jenny Johnson's leadership at Franklin Templeton, of making Franklin Templeton a leader in this space says a lot. So I really do think it matters where you get your ETFs from and who you turn to as a partner.

Sandy
First of all, those are lovely comments and I appreciate them and I'm sure Franklin appreciates them. And Jenny. And let me also bring out one point that I think it highlighted for us in our learnings as being deeply engaged in this space is that you need education, right? This has been one of your missions and I give you kudos for this, is that advisors need to understand this space and really help their clients to understand it, to really bring into their core the understanding of how big this opportunity may become. Right? And therefore, you know, one of the things that we're excited about is that we will be partnering with you and really offering education around how to really understand and think about these digital assets. And we will be supplementing that with our own research on Bitcoin and on individual coins, our own research about where they fit into portfolios. I mean, can you talk a little bit about how we are creating and I think you have been a true leader in this, an environment that can create that pathway for advisors to become very comfortable with this space.

Ric
Yeah, that's why I created DACFP, the Digital Assets Council of Financial Professionals, way back in 2015. I recognized a long time ago that this is a brand new asset class, totally unlike anything any of us have experienced as advisors and we need to learn about it.

The education wasn't readily available, and so I created DACFP to provide that knowledge and content. We do live events, we do online events. We have a lot of printed material. Our big claim to fame is the CBDA designation, certified in blockchain and digital assets, because this is a way for you not only to get the information and knowledge you need so that you're fluent in crypto, but it's a way for you to demonstrate to your client that fact, that you can post your CBDA designation as a credential alongside your CFP.

And it is a FINRA listed professional designation, just like the CFP and CFA and so many others. And so it's a really important opportunity for advisors to get up to speed on the newest and latest innovation in asset management and a way to demonstrate to their clients that they are doing so, that you're serious about your profession, that you're staying aware of the latest trends and innovations, and that gives a lot of confidence to your clients that they can rely on you for the advice that they're seeking for their own financial security.

Sandy
I think that's the key message that I'm hoping that we, you and I, are getting across to the advisors that listen to this or the investors that listen to this webcast, is that this is about us not just offering a new product. This is about us creating a whole ecosystem that allows this product to become the gateway to new knowledge and to potentially more investment opportunities coming out of the crypto realm in the future. And I think that's a big differentiator in terms of how Franklin thinks about this space versus many others.

Ric

You mentioned differentiator. This you know, I said earlier that there were two reasons that I'm really excited about these new spot Bitcoin ETFs. The first I said is, number one, it's it's a benefit to the client, to the investor. It improves the diversification of the portfolio. It expands that diversification. So that's clearly the number one reason I'm excited. There's another reason I'm excited and you just used the word Sandy, differentiation. I mentioned earlier that when I got started back in the 1980s, advisors were all over the map in terms of the advice they were giving clients and how they were managing assets and so on.

Today we've all gotten really good at it. You know, when I do seminars and training events for advisors, which I do often throughout the year, I always ask the audience, you know, there might be a few hundred advisors in the audience. And I asked them, raise your hand if you believe in diversification. And all the hands go up. And I say, raise your hand if you believe in long term perspective as opposed to market timing. And all the hands go up. And I said, raise your hand if you charge a fee instead of commissions and all the hands go up, I say, raise your hand if you consider yourself a fiduciary and all the hands go up.

And so let me ask you a question. If you're all in agreement in how to run your practice, diversification, long term investing, fee-based practice, as a fiduciary, why should I as a investor hire you? You're the same as everybody else. There's no differentiation if you're all doing the same thing in the same way. What makes you different? How are you going to build your practice? How are you going to persuade an investor to hire you as an advisor as opposed to somebody else? That is the new introduction of crypto. Crypto is brand new. It is different. Very few advisors know anything about it. Very few advisors are engaging with it. If you introduce crypto to your practice, you are creating a market differentiator.

You have the opportunity to now have a conversation with clients, other advisors are not having with their clients. You have an opportunity to attract assets you're currently not attracting because in the latest industry survey that I just saw, 40% of Americans own Bitcoin. They're doing it on their own because they can't find an advisor to help them. You now have an opportunity to attract new clients, new assets from current clients, and to appeal to, as you said earlier, Sandy, the younger generation, because most young Americans love the idea of crypto, they're actively engaged in it. We're talking here the children of your clients. This is a way for you to build your business in a manner that is helpful to your clients. It's a real win win, and this is why I think it's so important that advisors get engaged and involved first by learning and education and knowledge, and second by examination of the products that are available so you can figure out how to engage with this for your practice, how to do it in a way that fits in with your client's needs and their best interest. And that's why I'm really excited about all of this happening right now.

Sandy

And it couldn't come at a better time because we really are at the beginning. We'll be going through this generational transfer of wealth and what an amazing opportunity to bring the generations together, to have the younger generations really bring a new enthusiasm into investing that will give the older generations more confidence that they can bring them into

an advisory relationship that's going to allow the older investors to have confidence that the money they've worked so hard to put together is going into good hands when they start to transfer it to their younger generation. I think it's an amazing opportunity.

Ric
And now that we have investors working with advisors for the rest of their assets, they're able to integrate their crypto activities with that advisor as well. And by having such established reputable organizations like Franklin Templeton engaged, we are seeing the true mainstreaming of crypto into the financial services sector. This is going to help the crypto community and the financial community come together.

The further innovation that we're going to see over the next several years is going to be very exciting and this is going to be for everybody's benefit. Crypto allows access to the financial services markets in a more affordable way, a more convenient way. It increases integration, it adds for inclusion, it demonetizes and democratizes money. And it's really going to be wonderful to see. And I'm just really proud and excited that Franklin Templeton is one of the firms that's leading the way.

Sandy
And I think you've summed it up so beautifully. It really is an opportunity to add a very liquid alternative asset into an equity and bond portfolio, which will be fantastic. Let's just wrap up by talking about, I don't think I've ever recalled in my many, 30 years plus in the industry, a situation where you had a brand new product being launched by many firms almost simultaneously. It's brought up a lot of horse race kind of coverage. Just help us set expectations of what is success in these early phases of these new products being available? What does it look like longer term and how should I, as an advisor, think about selecting the right product, which we hope will be Franklin Templeton's product--but how should I really think about that as an advisor in selecting the right ETF for me?

Ric
Well, I've been very bullish about the marketplace as a result of the Bitcoin ETFs coming available. I believe that over the next several years we're going to see hundreds of billions of dollars in assets flow into these ETFs just from independent RIAs. That ignores the wire houses, that ignores the independent broker dealers, the institutional investors, and ignores the individual investors as well. Just, independent RIAs alone, I believe, are going to generate $150 billion of asset flows into these ETFs over the next 2 to 3 years. But while I say this, we need to temper our enthusiasm. These asset flows are not going to come overnight. They're not going to come immediately for the simple reason of practice management logistics. I mean, advisors are busy running their practices and here we are at the beginning of 2024.

We're busy, we've got all this stuff going on. We just finished year end and tax planning and now we're about to enter tax season for the year and advisors have a lot happening in their practices and they're going to have to first get up to speed on crypto, which many of them need to do. Second, they're going to need to evaluate all of these different products to determine which one or which combination of them they're going to want to recommend to clients. Then they're going to have to decide which of their clients to recommend it to and

how much are they going to recommend, What's the allocation going to be in the portfolio? All of this is going to take some time. It's going to take weeks, months, a year or more. So the asset flows are going to come over time, but it's not going to necessarily be a light switch that got flipped on and immediate flows tomorrow.

So, I want us to all to temper our enthusiasm. I fear, quite frankly, that the financial trade press is going to come out with a headline that says, the asset flows yesterday weren't massive and therefore nobody cares. That's just not a realistic examination of how advisors manage their practices. Advisors are thoughtful, they're careful, they are diligent, and they're going to go about this methodically and prudently and that means the flows will come, but they're going to come over time.

Those who are first movers, who are the most agile to act are going to be the biggest beneficiaries because I think over time the price of Bitcoin will continue to rise. But we know how volatile Bitcoin is. We know that it can move with incredible speed, incredible volatility on a moment's notice. We've seen huge increases and equally huge decreases, which is why advisors are going to be moving slowly. We are not necessarily suggesting Bitcoin is going to double or triple or quadruple overnight. We know that a 50% decrease is equally possible. So we need to recognize that this is all a conversation about education and diversification. It is not about predictions, it is not about expectations of future profits. It has nothing to do with any of that. It's about being prudent and appropriate, focusing on the client's best interests. And if we have that level set on our minds, we're going to be able to build this business in a way that serves our clients first and our businesses and practices second. And if crypto can play a role in that, then wonderful.

So this creates opportunity for advisors to do their research and their analysis to identify which of these ETFs they ought to be selecting. And you ask the question, how do you choose? How do you identify? I'll tell you the four levers. You know, a lot of advisors are going to make the mistake of believing that all of these ETFs are the same. They're not. They're going to take the attitude, all of these ETFs only do one thing, they buy Bitcoin, a single asset ETF, therefore they're all the same. The only thing different between them is the fee that they charge. Those advisors are wrong. There isn't one difference. There are four differences in these ETFs.

The first difference is who is the crypto custodian? You know, this is different from any other ETF. We don't have to worry about the custodian or think much about it when we're buying a stock ETF because we've been dealing with stocks for 200 years. We've gotten really good at it and the custody issue has been long since resolved. We don't have to give that any thought.

But crypto custodian, Mt. Gox was a crypto custodian, FTX was a crypto custodian. They both blew up as massive frauds. So, we want to make sure that we're choosing a crypto custodian that is honorable, reliable, legitimate, has staying power. And so you want to know who is my ETF's crypto custodian. Second? We want to ask ourselves, is the fund actively managed or passively managed? Third related to that, how much cash is the ETF holding on to? Different ETFs will have different levels of cash in their portfolios. The more cash you have, the less you're buying of Bitcoin. That's going to have an impact on the overall total return and performance of the ETF. And finally, who is the surveillance partner? We don't have to ask ourselves the question, what's the price of IBM stock? Everybody knows what the price is at

any given moment, but Bitcoin trades on exchanges all around the world 24/7. How do we know what the given price is of Bitcoin at any moment in time? This is why the importance of the surveillance partner matters. So every ETF, every fund provider is selecting its surveillance partner and you want to have confidence that that surveillance partner is able to ascertain the effective current accurate price of Bitcoin at any moment in time.

So those are the levers you've got. Who's the crypto custodian? Who is the surveillance partner? Is the fund active or passive, and what's the expense ratio? This gives you a lot to think about, a lot to evaluate. I believe as you go through that matrix, you're going to see that Franklin Templeton scores very well on all of those four points.

Sandy
Well, and this is where our actually being engaged in the ecosystem has given us the confidence to make selections that we believe will last for the long term.

This has been such a good discussion. You know, this is a moment that we will remember in our careers as a very important milestone, really opening up new opportunities for our advisor networks, for our investors, and for Franklin Templeton itself to really demonstrate the expertise that we've built. Thank you so much for your participation today, for the education that you're doing. We will continue to partner and bring your great thinking and understanding of what really matters to our advisor workforce out and helping them to understand this new opportunity as much as you do. And hopefully they will gain your enthusiasm for this space.

Ric
It's been my pleasure to be with you, Sandy. Thanks very much.

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